1875 K Street, N.W. Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

April 23, 2015

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QS Batterymarch Global Dividend Fund (QS Batterymarch Managed Volatility Global

Dividend Fund prior to March 31, 2015) (the “Fund”), a series of Legg Mason Partners

Equity Trust (the “Trust”)

Post-Effective Amendment No. 320 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Mr. Williamson:

The Trust filed the Amendment on February 5, 2015 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”). On April 2, 2015, we filed correspondence that responded to comments with respect to the Amendment that you provided in a telephone conversation with Dianne E. O’Donnell on March 20, 2015 (the “Initial Letter”). This letter is intended to respond to the comments with respect to the Initial Letter that you provided in a telephone conversation with Dianne E. O’Donnell on April 8, 2015. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR.

Response: As requested, the Trust has filed this letter on EDGAR as a CORRESP filing.

Comment No. 2: You asked the Trust to provide Tandy representations.

Response: Tandy representations are provided in a separate letter from the Trust.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3: With respect to the Trust’s response to Comment No. 7 in the Initial Letter, you advised that the staff’s position is that if the Fund is in existence, it has to use actual expenses in calculating “Other expenses” in footnote 5 to the fee table.

Response: The Trust noted in the Initial Letter that footnote 5 to the fee table had been revised as follows:

“Other expenses” for Class A, Class A2, Class C, Class R and Class I shares have been estimated based on actual expenses for Class IS shares.

The Trust respectfully submits that an estimation must be used in this case as Class A, Class A2, Class C, Class R and Class I shares do not have any shares outstanding. The estimation based on the actual expenses for Class IS shares is as close to actual expenses as the Trust can provide, because Class IS is the only share class that currently has shares outstanding.

Comment No. 4: With respect to the Trust’s response to Comment No. 11 in the Initial Letter, you advised that the staff is of the view that a fund that uses “dividend” in its name should invest at least 80% of its net assets in dividend-paying stocks.

Response: The Trust respectfully disagrees with the staff’s view, based on the guidance provided by the staff in the adopting release for Rule 35d-1 and following its adoption. The Trust notes that while a number of funds with the term “dividend” in their name do have an 80% policy in dividend-paying stocks, others have an 80% policy in “equity securities,” while others invest at least 80% in “income-producing equity securities” and others do not have an 80% test at all. The Trust also notes that notwithstanding its view that the Fund’s name does not implicate Rule 35d-1, the Fund has adopted an 80% test tied to investment income, dividend payments or other distributions that it believes is appropriate and not misleading.

Comment No. 5: With respect to the Trust’s response to Comment No. 12 in the Initial Letter, you advised that the Trust did not address the comment about how the Fund determines that its investments are tied economically to a number of foreign countries throughout the world. For example, is the determination based on revenues or something else?

Response: The Trust supplementally advises the Staff that for purposes of determining how the Fund’s investments are tied economically to a number of foreign countries throughout the world, the Fund considers issuers that are domiciled outside of the United States and/or whose principal place of business is outside of the United States to be non-U.S. issuers.

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If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1232, Dianne E. O’Donnell at (212) 728-8558 or Benjamin J. Haskin at (202) 303-1124.

Very truly yours,

/s/ Neesa P. Sood
Neesa P. Sood

Cc:	Thomas C. Mandia, Esq., Legg Mason & Co., LLC

Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Barbara J. Allen, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Dianne E. O’Donnell, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

April 23, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 320 to the Registration Statement

on Form N-1A

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of the Trust’s responses to the Staff’s comments to the Post-Effective Amendment No. 320 to the Registration Statement on Form N-1A of the Trust on behalf of QS Batterymarch Managed Volatility Global Dividend Fund (now QS Batterymarch Global Dividend Fund), a series of the Trust, as filed with the Commission on February 5, 2015 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary